UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Tangoe, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

87582Y108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108	13G	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NORTH ATLANTIC SBIC IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,054,351
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,054,351
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,054,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 87582Y108	13G	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NORTH ATLANTIC VENTURE FUND III A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,054,351
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,054,351
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,054,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 87582Y108	13G	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NORTH ATLANTIC INVESTORS SBIC IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,054,351
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,054,351
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,054,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 87582Y108	13G	Page 5 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NORTH ATLANTIC INVESTORS III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,054,351
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,054,351
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,054,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 87582Y108	13G	Page 6 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK J. MORRISSETTE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,054,351
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,054,351
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,054,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 87582Y108	13G	Page 7 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DAVID M. COIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF	5	SOLE VOTING POWER 36,910
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,054,351
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 36,910
WITH	8	SHARED DISPOSITIVE POWER 2,054,351
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,091,261
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 87582Y108	13G	Page 8 of 13

Item 1(a).	Name of Issuer: Tangoe, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
35 Executive Blvd., Orange, CT 06477

Item 2(a).
Names of Persons Filing:  North Atlantic SBIC IV, L.P. (“NASBIC IV”) and North Atlantic Venture Fund III A Limited Partnership (“NASBIC III”) (collectively, the “Funds”); North Atlantic Investors SBIC IV, L.L.C. (“NASBIC IV GP”), which is the sole general partner of NASBIC IV; North Atlantic Investors III, L.L.C. (“NASBIC III GP” and, together with NASBIC IV GP, the “General Partners”), which is the sole general partner of NASBIC III; and Mark J. Morrissette (“Morrissette”) and David M. Coit (“Coit” and, together with Morrissette, the “Managing Directors”), who are the managing directors of each General Partner.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is Two City Center, 5th Floor, Portland, ME, 04101.

Item 2(c).
Citizenship:  The Funds are limited partnerships organized under the laws of the State of Delaware.  The General Partners are limited liability companies organized under the laws of the State of Delaware.  The Managing Directors are United States citizens.

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value (“Common Stock”).

Item 2(e).	CUSIP Number: 87582Y108.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)
Amount Beneficially Owned: NASBIC IV is the record owner of 1,151,065 shares of Common Stock as of December 31, 2011 (the “NASBIC IV Shares”). As the sole general partner of NASBIC IV, NASBIC IV GP may be deemed to own beneficially the NASBIC IV Shares. As the individual managing directors of NASBIC IV GP, the sole general partner of NASBIC IV, each of the Managing Directors may also be deemed to own beneficially NASBIC IV Shares.

NASBIC III is the record owner of 903,286 shares of Common Stock as of December 31, 2011 (the “NASBIC III Shares”).  As the sole general partner of NASBIC III, NASBIC III GP may be deemed to own beneficially the NASBIC III Shares. As the individual managing directors of NASBIC III GP, the sole general partner of NASBIC III, each of the Managing Directors may also be deemed to own beneficially NASBIC III Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of the Reporting Persons may be deemed to share the power to direct the disposition and vote of the NASBIC IV Shares and NASBIC III Shares for an aggregate of 2,054,351 shares.

CUSIP No. 87582Y108	13G	Page 9 of 13

As of December 31, 2011, Coit is the record owner of options to purchase 36,910 shares of Common Stock (the “Option Shares”) exercisable within sixty days.1

(b)
Percent of Class:  See Line 11 of the cover sheets. The percentages set forth on the cover sheets for each Reporting Person other than Coit are calculated based on 32,963,002 shares of Common Stock reported to be outstanding by the Issuer in Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2011, for the period ending September 30, 2011 (the “Reported Shares”).  Coit’s percentage is calculated based on 32,999,912 shares, which includes the Reported Shares and the Option Shares.

  (c)  Number of shares as to which such person has:

(i)     sole power to vote or to direct the vote:  See Line 5 of cover sheets.

(ii)    shared power to vote or to direct the vote:  See Line 6 of cover sheets.

(iii)   sole power to dispose or to direct the disposition of:  See Line 7 of cover sheets.

(iv)   shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

_________________
1 Coit holds the Option Shares as agent for North Atlantic Capital Corporation (“NACC”) and NASBIC III and, upon exercise of the Option Shares, the resulting shares of Common Stock shall be directly issued or transferred by Coit, as permitted, to NACC and NASBIC III, as applicable, as further set forth in those certain portfolio company remuneration agreements between the parties.

CUSIP No. 87582Y108	13G	Page 10 of 13

Item 8.	Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

 Not applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

CUSIP No. 87582Y108	13G	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       February 8, 2012

NORTH ATLANTIC SBIC IV, L.P.

By:	North Atlantic Investors SBIC IV, L.L.C.
General Partner

By: *
       David M. Coit
       Managing Director

NORTH ATLANTIC VENTURE FUND III A LIMITED PARTNERSHIP

By:	North Atlantic Investors III, L.L.C.
General Partner

By: *
       David M. Coit
       Managing Director

NORTH ATLANTIC INVESTORS SBIC IV, L.L.C.

By:          *
        David M. Coit
        Managing Director

NORTH ATLANTIC INVESTORS III, L.L.C.

By:          *
       David M. Coit
       Managing Director

*
Mark J. Morrissette

*
David M. Coit

*By:   /s/ Kimberley A. Niles
                                           Kimberley A. Niles
                           As attorney-in-fact

This Schedule 13G was executed by Kimberley A. Niles on behalf of the individuals listed above pursuant to Powers of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 87582Y108	13G	Page 12 of 13

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Tangoe, Inc.

EXECUTED this 8th day of February, 2012.

NORTH ATLANTIC SBIC IV, L.P.

By:	North Atlantic Investors SBIC IV, L.L.C.
General Partner

By: *
       David M. Coit
       Managing Director

NORTH ATLANTIC VENTURE FUND III A LIMITED PARTNERSHIP

By:	North Atlantic Investors III, L.L.C.
General Partner

By: *
       David M. Coit
                       Managing Director

NORTH ATLANTIC INVESTORS SBIC IV, L.L.C.

By: *
       David M. Coit
       Managing Director

NORTH ATLANTIC INVESTORS III, L.L.C.

By:          *
        David M. Coit
        Managing Director

*
Mark J. Morrissette

*
David M. Coit

*By:  /s/ Kimberley A. Niles
                                          Kimberley A. Niles
                          As attorney-in-fact

This Schedule 13G was executed by Kimberley A. Niles on behalf of the individuals listed above pursuant to Powers of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 87582Y108	13G	Page 13 of 13

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kimberley A. Niles his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of himself as an individual, or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of February, 2012.

 /s/ Mark J. Morrissette
Mark J. Morrissette

 /s/ David M. Coit
David M. Coit